Exhibit 99.1

Alexco Expands Environmental Business in Canada with Acquisition of Contango Strategies Ltd.

VANCOUVER, June 18, 2018 /CNW/ - Alexco Resource Corp. (NYSE American: AXU) (TSX: AXR) ("Alexco" or the "Company") is pleased to announce that its wholly owned subsidiary, Alexco Environmental Group Holdings Inc. ("AEG"), has acquired Contango Strategies Ltd. ("Contango"), a private company based in Saskatoon, Saskatchewan, for consideration of $1,388,000 comprising $971,600 in cash and 237,999 common shares of Alexco at a deemed value of $416,400. The common shares were valued at $1.75 per share using a 20 day volume weighted average price per share. Payment will be in two tranches with $1,018,000 (comprising $601,600 in cash paid on closing and $416,400 in Alexco common shares to be issued upon receipt of all requisite regulatory approvals) and the remaining $370,000 cash payment to be made on the first anniversary of the transaction closing. The acquisition includes all of Contango's operations including $450,000 in working capital, property, plant and equipment at an estimated value of $330,000 and 20 full-time staff.

Contango specializes in biological (passive, semi-passive and active) water treatment systems for mining, oil and gas, and industrial operations. Contango operates a year-round environmentally controlled pilot-scale facility, which allows for the development, testing and optimization of technologies such as bioreactors and constructed treatment wetlands. Additionally, genetic profiling using Contango's in-house DNA sequencing facility and microbiology laboratories can detect and identify microbes for applications including bioreactor optimization, corrosion and fouling correction, and environmental remediation.

Jim Harrington, President of AEG commented, "With the addition of Contango's advanced technology and research facilities it will enable AEG to continue to be leaders in the sector and at the forefront of applied environmental science, especially in mining related industrial applications. The Contango team will not only expand our capacity and bring with it a strong client base but it will enable AEG to provide a much broader and diversified service to the industry."

Clynt Nauman, CEO and Chairman of Alexco added, "We are very pleased to welcome Dr. Simair, Dr. Friesen and the rest of the Contango team to Alexco and look forward to them being important contributors to the overall growth of AEG. This compelling transaction delivers immediate value to shareholders with annual revenue expected to be in excess of $2.5 million but more importantly, I believe this type of science and technology is the future of environmental remediation and provides AEG with important additional tools to tackle complex environmental issues for our many clients. This transaction is the next step in growing our environmental business and should be viewed as our commitment to see AEG reach its full potential."

Monique Simair, President and Founder of Contango commented, "We are excited to join the Alexco team and look forward to expanding the range of services offered to our clients. This transaction enables us to contribute Contango's unique technologies and services to a broader client base and provides, under one banner, a full breadth of water treatment capabilities. Our laboratories and pilot-scale testing facilities will complement AEG's expertise in the construction and operation of water treatment systems and turn-key environmental site management and remediation."

About Dr. Monique Simair, PhD, RPBio, PBiol, EP

Dr. Simair holds a PhD in applied microbiology and post-doctoral research associateship in environmental microbiology and biogeochemistry. Dr. Simair's expertise in bioremediation and passive/semi-passive water treatment has focused on the mining sector and industrial sites, spanning from conceptual design, to technical and public regulatory hearings, through to implementation and long-term closure. Dr. Simair has worked on passive, semi-passive, and biological water treatment systems such as constructed wetlands, bioreactors, and in-situ treatment for mines across North America and some overseas locations. Since founding Contango in 2010, she has grown the company into a thriving water treatment firm with laboratories and dedicated pilot facilities. As a result, she has been named one of Canada's future entrepreneurial leaders by Profit Magazine (2011) and added to its W100 list of Canada's top female entrepreneurs (2015).

About Dr. Vanessa Friesen, PhD, EP

Dr. Friesen holds a PhD in applied microbiology and biochemistry and is a Partner and Principal Scientist at Contango. Dr. Friesen has extensive background in scientific design and testing of biological treatment systems and is regarded by industry as a leading scientist in the discipline of biological treatment of selenium. Dr. Friesen has coordinated the designs and testing for passive and semi-passive water treatment systems and provided specialist support for bioreactor performance monitoring and correction, optimization and enhanced control. Dr. Friesen has led Contango's internal technology development team for six years, guiding Contango to becoming the first independent company in North America to provide contract genomic microbial profiling for the environmental and water treatment sectors, and maintaining Contango at the forefront of this sector.

About Alexco

Alexco Resource Corp. holds the historical high grade Keno Hill Silver District located in Canada's Yukon Territory. Employing a unique business model, Alexco also provides mine-related environmental services, remediation technologies and reclamation and mine closure services to both government and industry clients through the Alexco Environmental Group, its wholly-owned environmental services division.

Please visit the Alexco website at www.alexcoresource.com

Some statements ("forward-looking statements") in this news release contain forward-looking information concerning Alexco's anticipated results and developments in Alexco's operations in future periods, planned exploration and development of its properties, plans related to its business and other matters that may occur in the future, made as of the date of this news. Forward-looking statements may include, but are not limited to, statements with respect to the future remediation and reclamation activities, future mineral exploration, the estimation of mineral reserves and mineral resources, the realization of mineral reserve and mineral resource estimates, future mine construction and development activities, future mine operation and production, the timing of activities and reports, the amount of estimated revenues and expenses, the success of exploration activities, permitting time lines, requirements for additional capital and sources and uses of funds. Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors which could cause actual events or results to differ from those expressed or implied by the forward-looking statements. Such factors include, among others, risks related to regulatory approval of the proposed issuance of shares pursuant to the transaction; actual results and timing of exploration and development activities; actual results and timing of mining activities; actual results and timing of environmental services activities; actual results and timing of remediation and reclamation activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of silver, gold, lead, zinc and other commodities; possible variations in mineable resources, grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; First Nation rights and title; continued capitalization and commercial viability; global economic conditions; competition; and delays in obtaining governmental approvals or financing or in the completion of development activities. Forward-looking statements are based on certain assumptions that management believes are reasonable at the time they are made. In making the forward-looking statements included in this news release, Alexco has applied several material assumptions, including, but not limited to, the assumption that all requisite regulatory approvals will be received in a timely manner, that Alexco will be able to raise additional capital as necessary, that the proposed exploration and development will proceed as planned, and that market fundamentals will result in sustained silver, gold, lead and zinc demand and prices. There can be no assurance that forward-looking statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Alexco expressly disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as otherwise required by applicable securities legislation.

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SOURCE Alexco Resource Corp.

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%CIK: 0001364128

For further information: Clynton R. Nauman, Executive Chairman and Chief Executive Officer; Jim Harrington, President, Alexco Environmental Group; Lisa May, Director of Investor Relations; Phone: (778) 945-6577, Email: lmay@alexcoresource.com

CO: Alexco Resource Corp.

CNW 06:00e 18-JUN-18